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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              Rymer Foods, Inc.
                              -----------------
                              (Name of Issuer)

                   Common Stock, par value $.04 per share
                   --------------------------------------
                       (Title of Class of Securities)

                                  783771306
                                  ---------
                               (CUSIP Number)

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1.  NAME OF REPORTING PERSON

    Riverside Capital Advisers, Inc.

    S. S. or I. R. S. IDENTIFICATION NO. OF ABOVE PERSON

    59-2417036

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)[  ]
                                                                       (b)[  ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Florida, USA

    NUMBER OF                        5.            SOLE VOTING POWER
    SHARES                                         1,031
    BENEFICIALLY
    OWNED BY                         6.            SHARED VOTING POWER
    EACH                                           1,833,196
    REPORTING
    PERSON                           7.            SOLE DISPOSITIVE POWER
    WITH                                           1,031

                                     8.            SHARED DISPOSITIVE POWER
                                                   1,833,196

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,834,227

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    42.65%

12. TYPE OF REPORTING PERSON*

    IA
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Item 1.          (a)  Name of Issuer
                              Rymer Foods Inc.

                 (b) Address of Issuer's Principal Executive Offices
                              4600 South Packers Avenue, Chicago, Illinois 60609

Item 2.          (a)  Name of Person Filing
                              Riverside Capital Advisers, Inc.

                 b)  Address of Principal Business Office or, if none, Residence
                              1650 S. E. 17th St. Causeway, Suite 204
                              Fort Lauderdale, Florida 33316-1735

                 c)  Citizenship
                              USA

                 d)  Title of Class of Securities
                              Common Stock, par value $.04 per share

                 e)  CUSIP Number
                              783771306


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                 (a) [   ]  Broker or Dealer registered under Section 15 of
                            the Act
                 (b) [   ]  Bank as defined in section 3(a) (6) of the Act
                 (c) [   ]  Insurance Company as defined in section 3(a) (19)
                            of the act
                 (d) [   ]  Investment Company registered under section 8 of
                            the Investment Company Act
                 (e) [ X ]  Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
                 (f) [   ]  Employee Benefit Plan, Pension Fund which is
                            subject to the provisions of the Employee
                            Retirement Income Security Act of 1974 or
                            Endowment Fund; see Section 240.13d-1 (b)(1)(ii)(F)
                 (g) [   ]  Parent Holding Company' in accordance with
                            Section 240.13d-1 (b) (ii) (G) (Note:  See Item 7)
                 (h) [   ]  Group, in accordance with Section 240.13d-1 (b)
                            (1) (ii) (H)

Item 4. Ownership

                 If the percent of the class owned, as December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                 a)  Amount Beneficially Owned
                                     1,834,227

                 b)  Percent of Class
                                     42.65%
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                 c)  Number of shares as to which such person has:

                        i) sole power to vote or to direct the vote
                                             1,031
                       ii) shared power to vote or to direct the vote
                                             1,833,196
                      iii) sole power to dispose or to direct the disposition of
                                             1,031
                       iv) shared power to dispose or direct the disposition of
                                             1,833,196

Item 5.  Ownership of Five Percent or Less of a Class
    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following [     ].
                          Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
                          Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                          Not applicable

Item 8.  Identification and Classification of Members of the Group
                          Not applicable

Item 9.  Notice of Dissolution of Group
                          Not applicable

Item 10. Certification
         The following certification shall be included if the statement is filed pursuant to Rule 13d-1 (b):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 1998               Riverside Capital Advisers, Inc.


                                        By: /s/  Thomas P. Krasner
                                            -------------------------------
                                            Thomas P. Krasner, Vice President